U.S. GLOBAL INVESTORS FUNDS
FORM N-SAR
JUNE 30, 2002

SUB-ITEM 77K:  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On May 24, 2002, the Board of Trustees of U.S. Global Investors Funds, upon the recommendation of the Board's audit committee, determined not to retain Arthur
Andersen LLP and approved a change of U.S. Global Investors Funds' independent accountants to KPMG LLP. For the fiscal years ended June 30, 2001 and June 30,
2000, Arthur Andersen LLP's audit reports on the funds' financial statements contained no adverse opinion or disclaimer of opinion; nor were their reports qualified or modified as to uncertainty, audit scope, or accounting principles.
Further, there were no disagreements between U.S. Global Investors
Funds and
Arthur Andersen LLP on accounting principles or practices, financial statement disclosure or audit scope or procedure, which if not resolved to the satisfaction of Arthur Andersen LLP, would have caused them to make reference to the disagreements in their report.